Confidential Treatment Requested
by IBEX Limited Pursuant to 17 C.F.R §200.83

DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York  10020-1104
www.dlapiper.com

Christopher C. Paci
christopher.paci@dlapiper.com
T   212.335.4970
F   212.884.8470

July 20, 2020

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Stephen Krikorian, Accounting Branch Chief
Kathleen Krebs, Special Counsel
Matthew Derby, Staff Attorney
Laura Veator, Staff Accountant

Re: IBEX Limited
Registration Statement on Form F-1
Filed July 10, 2020
File No. 333-239821

Ladies and Gentlemen:

We are submitting this letter on behalf of IBEX Limited (the “Company”) in response to Comment 1 of the comments received from the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form F-1 (File No. 333-239821) filed on July 10, 2020 (the “Registration Statement”).  The supplemental information set forth below is based upon information provided to DLA Piper LLP (US) by the Company.

Securities and Exchange Commission July 20, 2020 Page 2	Confidential Treatment Requested by IBEX Limited Pursuant to 17 C.F.R §200.83

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Sec. 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For the convenience of the Staff, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response.

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 80

1.
In your response to prior comment 4 you state that you currently intend to award options to purchase your common shares to members of your senior management in the near future. To the extent these awards are issued prior to the effective date of your registration statement, please disclose the number of options issued, vesting terms, total compensation expense and period over which compensation expense is expected to be recognized. Clarify the fair value of your common stock used in the determination of the value of these options and explain any material differences between the fair value of your common stock and the mid-point of your IPO price range. Please provide the same information for 338,432 incentive stock options issued on June 30, 2020 that you disclose on page 20.

Response

Additional Awards and Disclosure

The Company acknowledges the Staff’s comment and respectfully advises that Staff that the Company does not intend to issue any additional award options prior to the effective date of the Registration Statement. As requested, the Company will enhance its disclosure in its next amendment to the Registration Statement to explain that the incentive stock options issued on June 30, 2020, which are disclosed on page 20 of the Registration Statement, are subject to the following vesting schedules:

•	Executive leadership team: 25% vesting on the grant date and monthly vesting thereafter over 36 months

•	Non-executive leadership team: 25% vesting on the first anniversary of the grant date and monthly vesting thereafter over 36 months

With respect to the incentive stock options granted on June 30, 2020, the Company expects to recognize $2.5 million of share compensation expense over a period of four years.  For the fiscal year ended June 30, 2020, the Company expects to recognize $0.3 million of share compensation expense related to the aforementioned grants.

Determining the Fair Value of the Common Shares Prior to the IPO

As there has been no public market for the Company’s common shares to date, the estimated fair value of the Company’s common shares has been determined by the Company’s board of directors (the “Board”) as of the grant date of each equity-based award, based upon several factors, including its consideration of input from management, the Company’s most recently available third-party valuation of its equity and the Board’s assessment of additional objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent previous valuation through the date of the grant. With respect to the incentive stock options granted on June 30, 2020, the Company obtained a third-party equity valuation (the “Valuation”) as of May 31, 2020 of $[***] million on a controlling and marketable basis, and $[***] per common share, on a non-controlling and non-marketable basis. The valuation methodologies utilized (income approach and market approach) are consistent with those described in the American Institute of Certified Public Accountants Accounting & Valuation Guide titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation” and those utilized in determining fair value of the common shares in connection with prior equity-based grants. For more detailed information concerning those valuation methodologies, the Company respectfully refers the Staff to its disclosure in the Registration Statement under “Management’s Disclosure and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates and Judgments – Valuations of the Common Shares.”

Securities and Exchange Commission July 20, 2020 Page 3	Confidential Treatment Requested by IBEX Limited Pursuant to 17 C.F.R §200.83

From the date of the Valuation (May 31, 2020) to June 30, 2020, the date of the Company’s most recent grant of equity-based awards, the Company continued to operate its business in the ordinary course and there were no significant developments in its business (other than as disclosed in the Registration Statement). At the time of the June 30, 2020 equity grants, the Company had not received any indication of interest from potential IPO investors that would have indicated a higher valuation was warranted. Moreover, the Board took into account concerns about the impact that macro events, such as the ongoing COVID-19 pandemic, could have on the capital markets and investor appetite to invest in initial public offerings. Based on the foregoing, the Board determined that the fair value of the Company’s common shares at the time of the Company’s grants of equity-based awards on June 30, 2020 was $[***] per share, which exceeded the per share amount in the Valuation.

Preliminary IPO Price Range

The Company hereby supplementally advises the Staff that on July 16, 2020, representatives of the managing underwriters advised the Company that, considering information currently available and current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, with the midpoint of the price range based on an indicative pre-money equity valuation of $[***] million.

The Preliminary Price Range is based on a number of factors, including the Company’s future prospects and those of other companies in the industries in which the Company competes, the Company’s historical and prospective financial and operating results, the market prices of securities of companies operating in similar industries as the Company, existing conditions in the public capital markets and preliminary discussions with representatives of the underwriters regarding potential valuations of the Company. Given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a bona fide estimated price range for this offering. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) remains subject to adjustment based on various factors outside of the Company’s control.

The Preliminary Price Range was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent determination of the value of its common shares as of June 30, 2020 and the midpoint of the Preliminary Price Range. Specifically, the Company believes that the difference between the fair value of its common shares determined by the Board as of June 30, 2020 and the midpoint of the Preliminary Price Range is the result of the following factors, among others:

•
In connection with the grant of incentive stock options on June 30, 2020, the Board valued its common shares taking into account, among other things, the Company’s current issued share capital, which currently includes three series of preference shares (each carrying its own substantial economic rights and preferences superior to its common shares as set forth in such series’ Certificate of Designation, Preferences and Rights) and one class of nonvoting common shares, as well as the outstanding warrant issued to Amazon.com NV Investment Holdings LLC. The above-mentioned economic rights and preferences associated with the three classes of preferred shares result in a higher cost of capital which, in turn, reduces the valuation of the Company’s common shares as a privately-held company. As described in detail on pages 12 and 13 of the Registration Statement under the section entitled “Prospectus Summary—Share Capital Structure; Conversion upon Initial Public Offering,” all three series of preference shares and the class of nonvoting common shares will convert into a new class of voting common shares upon consummation of the IPO. The conversion of the preferred shares into common shares upon consummation of the IPO will eliminate the preferred shares’ superior economic rights and preferences, reduce the Company’s cost of capital and thereby increase the value of the common shares.

Securities and Exchange Commission July 20, 2020 Page 4	Confidential Treatment Requested by IBEX Limited Pursuant to 17 C.F.R §200.83

•
In order to determine the value of the Company’s common shares, two different methodologies were used to determine the total equity value of the Company.  The first methodology (the “Discounted Cash Flow method”) used the income approach and consisted of discounting the future cash flows of the Company, adjusting for the Company’s debt.  The equity value thus obtained was $[***] million.    The second methodology (the “guideline public company method”) used the market approach and consisted of determining the equity value of the Company based on comparable public companies.   The equity value obtained under this methodology was $[***] million.

•	The Valuation of the common shares was based on determining the probability weighted average of the allocation of the Company’s equity value under two equally weighted scenarios:

o
Scenario 1: An IPO of the Company within the next two years at a minimum pre-money valuation of $[***] million, failing which a private sale of the Company after two years.  The reference equity value for a private sale of the Company was $[***] million, which represented the weighted average of the income approach (80%) and the market approach (20%).  The value per common share corresponding to this scenario was determined based on a Monte Carlo simulation of various outcomes over the next two years, and yielded a current value per share, taking into account the time value of money, of $[***].  This value per share was then discounted by 15% to account for lack of marketability, yielding $[***] per share.

o
Scenario 2: A successful IPO by August 31, 2020 at a valuation of $[***] million (reflecting the valuation metrics above).  The value per common share corresponding to this equity value was calculated at $[***] per share, which incorporated a 5.0% discount for lack of voting control. The value per share under this scenario was then further discounted by 8.0% due to the lack of marketability of the common shares prior to a public offering, yielding $[***] per share.

The fair value per common share was the average of the two scenarios above, or $[***] per share.

In order to explain the difference between the Board’s determination of value per common share as of June 30, 2020 and the mid-point of the Preliminary Price Range of $[***] per share, the Company respectfully submits to the Staff that the following factors are relevant:

o
The Preliminary Price Range was not derived using a formal, quantitative determination of fair value, but rather was determined based on discussions between the Company and representatives of the underwriters. These discussions took into account the favorable feedback received by the Company during a series of “testing the waters” meetings with potential investors in July 2020, which leads the Company to believe that demand for its common shares in an IPO will exceed previous expectations.

Securities and Exchange Commission July 20, 2020 Page 5	Confidential Treatment Requested by IBEX Limited Pursuant to 17 C.F.R §200.83

o
Several positive business developments have taken place since June 30, 2020. These include new client wins and confirmation of increased volumes from key existing strategic clients.  Furthermore, the Company is finalizing the launch of significant engagements that were temporarily delayed as a result of the COVID-19 pandemic. Accordingly, the Preliminary Price Range reflects the aforementioned positive developments that the Company expects in its business following the June 30, 2020 grants of equity-based awards.

The combined effect of the favorable feedback from potential investors in the testing-the-waters meetings and recent positive business developments mentioned in the previous two bullets are significant factors in the increase from the equity value of $[***] million corresponding to Scenario 2 (immediate IPO) determined by the Valuation to the $[***] million pre-money equity valuation implied by the Preliminary Price Range.  Had such $[***] million pre-money equity valuation been applied by the Valuation in determining value per share in Scenario 2, it would have resulted in an increase in the value per common share from $[***] to $[***], an increase of $[***] per share.

As mentioned above, in order to arrive at the fair value of the common shares, the Valuation applied discounts for lack of marketability and lack of voting rights of 15% and 5%, respectively. Reversing each of the aforementioned discounts would have increased the June 30, 2020 fair value per share from the $[***] amount set forth in the previous paragraph to $[***], an increase of $[***] per share, further narrowing the difference between the fair value per share at that date and the mid-point of the Preliminary Price Range.

As further mentioned above, the Valuation reflected the probability-weighted average of Scenario 1 and Scenario 2, each of which was assigned a weight of 50%.  Scenario 1 (an unsuccessful immediate IPO, and a subsequent public or private exit over the next two years) is particularly relevant to the Company given its unsuccessful effort at completing an initial public offering in 2018.  Eliminating the 50% weighting assigned to Scenario 1 and thereby assigning 100% probability to Scenario 2 (consistent with the assumption underlying the Preliminary Price Range of an immediate IPO) would increase the value per common share reflected in the immediately preceding paragraph above by $[***] from $[***] to $[***], the mid-point of the Preliminary Price Range.

•
A successful IPO will provide the Company with ready access to the equity capital markets for public companies, a “currency” with which to make strategic investments as the Company’s board of directors may deem appropriate, and increased awareness among potential customers and commercial partners. These anticipated improvements in the Company’s cost of capital, financial position and operational flexibility resulting from equity market access is expected to have a beneficial effect on the Company’s business and operations and, as a result, increase the value of the Company’s common shares compared to that of a private company.

•	The Company has continued to prepare for the completion of an IPO, including the public filing of the Registration Statement with the Commission on July 10, 2020.

The Company believes that, after taking into account the above qualitative and quantitative factors, the difference between the fair value per common share as of June 30, 2020 and the anticipated mid-point of the Preliminary Price Range would be substantially reduced or eliminated entirely. The Company will set forth a bona fide offering price range consistent with Commission guidance in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process.

Securities and Exchange Commission July 20, 2020 Page 6	Confidential Treatment Requested by IBEX Limited Pursuant to 17 C.F.R §200.83

Reassessment of Fair Value and Materiality

Because of the change between the fair value per share as of June 30, 2020 and the anticipated midpoint of the Preliminary Price Range, the Company has considered reassessing the fair value of its common shares as of June 30, 2020 in connection with the incentive stock options granted on that date given the proximity to the Company’s anticipated IPO. Because the Company believes its determination of fair value was appropriate, it does not believe a reassessment of the fair value of the Company’s common shares as of June 30, 2020 is warranted. In addition, even if the Company were to reach a different conclusion, the Company does not believe a reassessment would be material. The Company has determined that even if it determined the appropriate fair value as of June 30, 2020 to be $[***] per share (the anticipated mid-point of the Preliminary Price Range), the additional share compensation expense associated with the incentive stock options granted on June 30, 2020 that would be required to be recorded in its financial statements for the fiscal year ended June 30, 2020 would be $[***] million and the additional share compensation expense over the four-year vesting period of the June 20, 2020 option grants would be approximately $[***] million. The Company has determined that even if it determined the appropriate fair value per share of its common shares as of June 30, 2020 to be $[***] (which is the anticipated high end of the range), the additional share compensation expense associated with the June 20, 2020 incentive stock options that would be required to be reflected in its financial statements for the year ended June 30, 2020 would be $[***] million and the additional share compensation expense over the four-year vesting period of the June 30, 2020 option grants would be approximately $[***] million. These incremental share compensation expense amounts were calculated using a Black-Scholes calculation assuming no change in the exercise price from the June 30, 2020 fair value but applying a fair value per share of $[***] and $[***], respectively.

Timing Considerations

The Company advises the Staff that it anticipates commencing its road show on July 27, 2020, with a target pricing date of August 4, 2020. To achieve this schedule, the Company respectfully requests that the Staff provide the Company with an assessment of the Company’s valuation of its common shares at June 30, 2020 and share compensation expense associated with the incentive stock options awarded on that date on or prior to July 24, 2020.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone to (212) 335-4970 or by email to christopher.paci@dlapiper.com. Thank you.

Respectfully submitted,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

cc:	Robert Dechant, IBEX Limited
Karl Gabel, IBEX Limited
Christy O’Connor, IBEX Limited
Stephen P. Alicanti, DLA Piper LLP (US)
Joseph Theis, Goodwin Procter LLP